For More Information, Please Contact:

Julie Shafiki	Todd Fromer / Erika Levy
Director of Corporate Communications	KCSA Worldwide
PowerDsine Ltd.	Phone: 212-896-1215 / 1208
Phone: +972-775-5118	Email: tfromer@kcsa.com / elevy@kcsa.com

Email: JulieS@powerdsine.com
FOR IMMEDIATE RELEASE

PowerDsine Reports 2004 Fourth Quarter & Year End Financial Results
- - - -
Fourth Quarter Sales of $11.6 Million; 47.9% Increase over Fourth Quarter 2003 Revenues

Hod Hasharon, Israel, February 8, 2005 – PowerDsine™ Ltd. (NASDAQ: PDSN), announced today financial results for the fourth quarter and the year ended December 31, 2004.

For the fourth quarter of 2004, sales were $11.6 million, representing an increase of 47.9% over sales of $7.8 million for the fourth quarter of 2003, and an increase of 5.5% over sales of $11.0 million for the third quarter of 2004. This increase in sales was due to an increase in sales of the Company’s Power-over-Ethernet products and the continued development of the Power-over-Ethernet market.

The Company reported a net profit for the fourth quarter of 2004 of $1.0 million, or a $0.05 net profit per share diluted, compared with a net loss of $(0.2) million, or a $(0.09) net loss per share diluted, for the fourth quarter of 2003, and net profit of $0.9 million, or $0.04 per share diluted, for the third quarter of 2004.

Net profit for the fourth quarter of 2004 includes $0.6 million of non-cash stock-based compensation expense, compared to $0.4 million of non-cash stock-based compensation expense in the fourth quarter of 2003, and $0.6 million of non-cash stock-based compensation expense in the third quarter of 2004.

Non-GAAP net income excludes the effects of non-cash stock-based compensation expense. Non-GAAP net income for the fourth quarter of 2004 was $1.6 million, or $0.08 per share, compared to non-GAAP net income for the fourth quarter of 2003 of $0.3 million, and non-GAAP net income for the third quarter of 2004 of $1.5 million, or $0.07 per share. The number of shares used to compute non-GAAP net income per share for the three month and full year periods ended December 31, 2004 were 21.4 million, after factoring in the full effects of the initial public offering that occurred during the second quarter of 2004.

As of December 31, 2004, the Company had cash, cash equivalents and marketable debt securities of $80.8 million compared to $15.0 million as of December 31, 2003. The Company's cash, cash equivalents and marketable debt securities balances as of December 31, 2004 include approximately $52.6 million in net proceeds from the Company’s initial public offering completed on June 15, 2004, in which the Company issued 5,100,000 new ordinary shares at a share price of $11.50.

Commenting on the results, Igal Rotem, Chief Executive Officer of PowerDsine, said, “We are extremely pleased to report our twelfth consecutive quarter of revenue growth and our first full year of profitability. Our fourth quarter results were the outcome of increased penetration of our PoE solutions as more PoE-enabled switches are being deployed.”

“We are beginning to see increased activity in the PoE market as the technology continues to evolve and new applications are becoming PoE-enabled. PowerDsine has been steadfast in its effort to capitalize on the growth of this young market by focusing its attention toward increasing our customer base and providing PoE solutions to the Voice over IP, wireless LAN and security markets. We have also recently entered the cabling infrastructure market where we see strengthening demand for PoE. We are particularly excited about our recently announced certification of Systimax AirSpeed Wireless Access Points as well as Netgear’s selection of PowerDsine’s chip solution for its latest switch.”

Mr. Rotem concluded, “PowerDsine has always been at the forefront of PoE development and we continue to work with other companies to develop broader applications and demand for the technology. We remain committed to the establishment of a new standard for the next generation Power-over-Ethernet technology. This proposed new standard will establish the protocol for delivery of higher power than current PoE technology. The new high-power PoE standard, if adopted, will expand the number of products in which PoE can be used.”

Earnings Conference call

The Company will host a conference call to discuss its financial results and other fourth quarter business developments at 8:00 a.m. EST on Tuesday, February 8, 2005. The call will be available live on the Internet at www.kcsa.com or www.powerdsine.com. Following the call, the webcast will be archived for a period of 30 days. There will be a replay available from 10:00 a.m. EST, February 8, 2005 until February 15, 2005 at 11:59 p.m. EST. To listen to the replay, please call 1-877-519-4471 in the U.S. or 1-973-341-3080 internationally. To access the replay, users will need to enter the following code: 5588704.

About PowerDsine

PowerDsine™ (NASDAQ: PDSN) designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power-over-Ethernet in local area networks, providing the capability to deliver and manage electrical power over data network cables. PowerDsine offers integrated products and system solutions to communications equipment manufacturers in the telecom and datacom industries who incorporate them into, or bundle them with, their products. For more information, please visit http://www.powerdsine.com

About Power-over-Ethernet Technology

PoE is a technology for wired Ethernet, the most widely installed local area network technology in use today. PoE allows the electrical power necessary for the operation of each device, to be carried by data cables rather than by separate power cords. It minimizes the number of wires that must be used in order to install the network, resulting in lower cost, less downtime, easier maintenance and greater installation flexibility.

Forward Looking Statements

Statements made in this press release that are not historical facts, including statements regarding our expectations of future events or our future financial performance, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about PowerDsine and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. Many factors may cause our actual results to differ materially from any forward looking statement, including acceptance of new products, costs relating to such products and other factors detailed in PowerDsine’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1. The forward-looking statements are made as of this date and PowerDsine does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

You may register to receive PowerDsine’s future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the “Digital Investor Kit™” icon at www.kcsa.com.

POWERDSINE LTD.

(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2004
(U.S. dollars in thousands)

	December 31,	December 31,
	2004	2003
	(Audited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,616	$15,044
Restricted cash	—	500
Short-term marketable debt securities	28,149	—
Accounts receivable	7,563	5,804
Inventories	1,431	1,065

Total current assets	52,759	22,413

PROPERTY AND EQUIPMENT - net	1,623	1,544

INVESTMENTS AND OTHER LONG-TERM ASSETS	38,743	1,448

Total assets	$93,125	$25,405

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:	13,827	5,550

ACCRUED SEVERANCE PAY	1,973	1,479

Total liabilities	15,800	7,029

TOTAL SHAREHOLDERS' EQUITY	77,325	18,376

Total liabilities and shareholders' equity	$93,125	$25,405

POWERDSINE LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR AND THREE MONTH PERIOD ENDED DECEMBER 31, 2004
(U.S. dollars in thousands, except per share data)

	Three months ended December 31		Year ended December 31

	2004	2003	2004	2003
	Unaudited	Unaudited	Audited	Audited
SALES	$11,571	$7,826	$41,168	$25,104
COST OF SALES	5,532	3,753	20,050	12,257
GROSS PROFIT	6,039	4,073	21,118	12,847
RESEARCH AND DEVELOPMENT EXPENSES	1,851	1,435	6,658	5,220
SELLING AND MARKETING EXPENSES	2,017	1,723	7,507	6,138
GENERAL AND ADMINISTRATIVE
EXPENSES	899	650	2,678	2,130
STOCK - BASED COMPENSATION	572	427	5,987	1,194
INCOME (LOSS) FROM OPERATIONS	700	(162)	(1,712)	(1,835)
FINANCIAL INCOME - net	360	46	699	93
INCOME (LOSS) FOR THE PERIOD
BEFORE TAXES ON INCOME	1,060	(116)	(1,013)	(1,742)
TAXES ON INCOME	(22)	(40)	(121)	(54)

NET INCOME (LOSS) FOR THE PERIOD	$1,038	$(156)	$(1,134)	$(1,796)

NET INCOME (LOSS) PER ORDINARY SHARE:
Basic	$0.06	$(0.09)	$(0.10)	$(1.08)

Diluted	$0.05	$(0.09)	$(0.10)	$(1.08)

WEIGHTED AVERAGE SHARES USED IN COMPUTING

NET INCOME (LOSS) PER ORDINARY SHARE:
Basic	18,821,615	1,660,658	11,210,780	1,660,030

Diluted	20,550,746	1,660,658	11,210,780	1,660,030

 POWERDSINE LTD.
 (An Israeli Corporation)
Reconciliation of GAAP to Non-GAAP Financial Measures
(U.S. dollars in thousands)

To supplement our consolidated financial statements presented in accordance with GAAP, we have shown above a pro forma, non-GAAP, measure of net income (loss), which is adjusted from our GAAP results to exclude stock-based compensation. We have provided this non-GAAP measure to enhance the user’s overall understanding of our historical financial performance and to make period to period comparisons more meaningful. Specifically, we believe this non-GAAP measure of net income (loss) provides useful information to both management and investors by excluding stock-based compensation expense. Non-GAAP net income consists of net income excluding stock based compensation expenses. As noted above, we believe that non-GAAP net income is a useful supplement to net profit and other income statement data. Non-GAAP net income should not be considered in isolation by investors as an alternative to net income.

Three Months Ended		Year Ended
December 31		December 31
2004	2003	2004	2003

GAAP net Profit (loss) – for the period	$1,038	$(156)	$(1,134)	$(1,796)
Stock-based compensation expense	572	427	5,987	1,194

Pro forma (non-GAAP) net income (loss) – for the
period	1,610	271	4,853	(602)

PRO FORMA NET INCOME (LOSS) PER ORDINARY SHARE:
Basic	$0.09	$0.16	$0.43	$(0.36)

Diluted	$0.08	$0.08	$0.23	$(0.36)